

November 6, 2024

Brian Dykes
Executive Vice President and Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 20, 2024**
> **File No. 001-15451**

Dear Brian Dykes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation